File No. ~~33-52214~~ 333-13174

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of July, 2002

Nexfor Inc.
(Translation of registrant's name into English)

Suite 500, 1 Toronto Street
Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___X___ No ________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-3173

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexfor Inc.
(Registrant)

Date: July 31, 2002

By: [signature]
Lyse Macaulay
Assistant Secretary

Exhibit

1. Nexfor Inc. Press Release dated July 24, 2002 describing the second quarter results of the Company, including unaudited Consolidated Financial Statements of the Company for the fiscal quarter and six months ended June 29, 2002 and for the comparative period in 2001.



Media Release

HIGHER EARNINGS, STRATEGIC ACQUISITIONS FOR NEXFOR IN SECOND QUARTER

TORONTO, ONTARIO (July 24, 2002) Nexfor Inc. today announced that second quarter earnings improved to $17 million or $0.12 per share -- a $13 million increase over the first quarter of 2002. In the second quarter of 2001, a profit of $14 million or $0.10 per share was reported.

Nexfor's performance was driven by aggressive cost improvements and production efficiencies at its building material operations in North America and Europe as well as continued improvements in the Midwest paper operations.

"The second quarter was highlighted by strategic acquisitions in OSB and specialty papers that strongly position Nexfor for earnings growth," said Dominic Gammiero, Nexfor's President and CEO.

"Our focus is to quickly and efficiently benefit from these acquisitions and other growth initiatives as markets improve in the second half of 2002 and into 2003. At the same time, we will reduce our debt and achieve or exceed our margin improvement targets."

For the first six months of 2002, earnings were $21 million or $0.14 per share, compared to $9 million or $0.05 per share in 2001.

Highlights

- ***Acquired 3 OSB mills in the U.S. South, on track to achieve targeted synergies.***
- ***Acquired pulp and paper facilities in northern New Hampshire, started 3 of 5 paper machines.***
- ***Achieved $32 million in margin improvements in first six months, relative to 2001.***
- ***Achieved significant improvement in financial performance of European Panels segment.***
- ***Reduced operating working capital $44 million in the second quarter.***
- ***Issued US $250 million 7.25% debentures, maturing July 1, 2012.***

Nexfor Inc.
Suite 500
1 Toronto Street
Toronto, Ontario
M5C 2W4

Telephone Number:
(416) 643-8820
Fax (416) 643-8827
www.nexfor.com



Strategic Acquisitions

On April 1, 2002, Nexfor acquired three OSB mills in the southern U.S. at a cost of US $250 million. The purchase strategically positioned Nexfor as the second largest OSB producer in the U.S. and the largest in the U.S. South. Excellent progress has been made integrating the new mills. Savings from synergies are on track to achieve the US $16 million target by the end of 2003. Production from the three mills totaled an annualized 1.06 billion square feet (3/8-inch basis) in the second quarter, 7% higher than the average for 2001.

On May 31, 2002, Nexfor acquired a paper mill and hardwood pulp mill in northern New Hampshire for nominal value, providing a unique opportunity to grow its specialty paper business. Three of the five paper machines acquired began operating in June, producing 4,600 tons of fine paper and industrial towel during the month. The remaining two paper machines will be started in the fourth quarter of 2002, and the pulp mill will be recommissioned in mid-2003.

Operating Earnings and Net Sales

Operating earnings totaled $29 million in the second quarter of 2002, up $22 million from the first quarter. The improvement was driven by higher shipments of building material products and cost controls. Second quarter operating results also include an $8 million ($5 million after-tax or $0.04 per share) reversal of softwood lumber duties accrued from August 17, 2001 through to the end of the first quarter of 2002. The U.S. International Trade Commission (ITC) ruled in May, 2002 that imports of Canadian lumber had not injured U.S. producers. As a result, bonds posted to cover preliminary duties were returned.

The ITC did find threat of material injury and established a final combined countervailing (CVD) and antidumping (ADD) duty of 27.2%. As a result, effective May 22, 2002, cash payments are required on Canadian softwood lumber shipments to the U.S. Shipments from Nexfor's two Quebec mills are subject to the CVD of 18.8% and the ADD of 8.4%. Only the ADD is applicable to the two New Brunswick sawmills. Duties paid and accrued by Nexfor from May 22, 2002 to the end of June totaled $2 million.

Net sales increased 14% or $74 million from the first quarter of 2002. The addition of the three new OSB mills accounted for $55 million of the increase. Year-to-date net sales rose 8% to $1.1 billion, with building materials generating 60% of the total and paper and pulp 40%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) rose to $78 million in the second quarter of 2002 compared to $49 million in the first quarter and $60 million in the second quarter of 2001. Depreciation increased $7 million from the first quarter of 2002, primarily due to the acquisition of the three OSB mills. In the second quarter of 2002, North American Building Materials contributed 80% of the total EBITDA, European Panels 11% and Paper and Pulp 9%.



Liquidity and Capital Resources

Cash flow from operations totaled $110 million in the second quarter of 2002, an increase of $123 million from the prior quarter. The improvement was largely due to reduced working capital requirements. Increased operating earnings also contributed to the enhanced cash flow.

Investment activities consumed $423 million of cash in the second quarter, including $402 million to acquire the three OSB mills. The acquisition price included $13 million of working capital. Capital expenditures were limited to $12 million in the second quarter of 2002 compared to $38 million in the year- earlier period.

Cash dividends were $9 million in the second quarter of 2002, unchanged from the first quarter of 2002, but down $6 million from the second quarter of 2001. The reduction from 2001 reflects an increase in shares issued under the Dividend Reinvestment Plan. Common shares outstanding at June 29, 2002 were 142.9 million, up 2.1 million from mid-year 2001.

Nexfor ended the second quarter with cash balances of $169 million, down $13 million from year-end 2001, and temporary investments of $78 million. Committed bank lines were $507 million.

On July 2, 2002, Nexfor issued US $250 million of 7.25% debentures, maturing July, 2012. The proceeds were used to repay outstanding indebtedness. After reflecting these repayments, the Company had $156 million of commercial paper and bank loans outstanding, leaving $351 million of bank lines undrawn. In conjunction with the debt issue, the Company entered into interest rate swap agreements to convert the interest expense on the debentures from the 7.25% fixed rate to floating rates.

Nexfor's debt, net of cash and temporary investments, stood at $1.1 billion at June 29, 2002, representing 45% of total capital employed. The Company is committed to reducing net debt through internally generated cash flow and the sale of non-core assets.

Interest expense increased $3 million in the second quarter of 2002 relative to the first quarter primarily due to the acquisition of the OSB mills. The effective rate on Nexfor's debt-related obligations, including the impact of interest rate swaps, was 3.8% at June 29, 2002.

North American Building Materials

North American Building Materials recorded operating earnings of $38 million in the second quarter of 2002, double the first quarter level. The improved results reflect the addition of the new OSB mills, margin improvement initiatives, higher lumber shipments and reversal of the softwood lumber duty accrual. EBITDA totaled $62 million in the second quarter of 2002 (including the $8 million duty reversal). EBITDA margins averaged 21% compared to 18% in the first quarter of 2002 and 23% in the second quarter of 2001.



Net sales of $294 million in the second quarter of 2002 represented 49% of Nexfor's consolidated net sales compared to 38% in the corresponding period of 2001. OSB growth accounted for much of the increase reflecting the newly-acquired mills plus the continued ramp-up of new mills in South Carolina and Alabama.

The pace of U.S. homebuilding slowed in the second quarter of 2002. Housing starts averaged a seasonally adjusted annual rate of 1.66 million, down 4% from the first quarter. Starts over the past five years averaged 1.58 million. Single-family starts, the most significant component for lumber and OSB consumption, declined 3% from the first quarter.

EBITDA from OSB totaled $31 million in the second quarter of 2002, up $11 million from the immediately preceding quarter. The three new mills contributed EBITDA of $11 million. OSB North Central prices averaged US $159 per Msf (7/16-inch basis) in the second quarter, down US $4 from the first quarter and 15% below the second quarter of 2001. Prices have fallen from US $196 per Msf (7/16-inch basis) in mid-March, 2002 to current levels of US $145, despite reasonable construction activity, due to a demand / supply imbalance. Nexfor's OSB shipments were up 66% relative to the first quarter of 2002 and were more than double the volume in the second quarter of 2001.

Lumber prices rose marginally in the second quarter of 2002 with average random lengths and studs up 2% and 4% respectively from the first three months of 2002. Compared to the second quarter of 2001, prices were down 7% for random lengths and down 11% for studs. EBITDA for lumber and woodlands was $18 million (excluding the duty reversal) identical to the first quarter. Improved sawmill results offset the seasonally lower profits from woodland activities.

I-joist production increased 21% from the first quarter, benefiting from a two-shift operation for the full period. The mill remains on strike, although over 60% of the employees have exercised their right to work in compliance with New Brunswick labour laws.

The industrial panel operations - specialty plywood at Cochrane, Ontario and MDF at Deposit, New York – each established quarterly production records. Plywood shipments increased 10% and MDF 12% relative to the first quarter of 2002. Specialty plywood mill nets averaged new highs, topping last quarter's record by 2%.

Paper and Pulp

The Paper and Pulp segment posted a $9 million operating loss in the second quarter of 2002 compared to a $6 million loss in the first quarter. Weaker markets for groundwood papers accounted for the deterioration. EBITDA declined to $7 million from $9 million in the prior quarter and margins on net sales fell to 3% from 4%. An operating loss of $4 million was incurred in the second quarter of 2001. Paper and Pulp generated 37% of Nexfor's total net sales in the second quarter of 2002 versus 47% in the corresponding period in 2001.



Average prices realized for Nexfor's groundwood grades declined US $30 per ton or 5% from the first quarter of 2002 and US $136 per ton from the second quarter of 2001. The weak economy, higher postal rates and growth of on-line retailing have negatively impacted catalogue publishers. Paper demand declined as publishers trimmed size and page counts. Nexfor, with core strengths in specialty lightweight groundwood and freesheet papers, is well positioned to benefit from higher postal rates.

Uncoated freesheet markets were mixed in the second quarter of 2002. Price increases were implemented for commodity offset products. Markets for thermal and release papers remained competitive. Prices for lightweight opaque products remained flat but demand stayed strong particularly for financial printing and religious uses. Shipments of packaging papers continued to exceed expectations.

The performance of the Midwest paper operations continued to improve. Specialty grades represented 64% of the Midwest's shipments in the second quarter of 2002 compared to 49% in the second quarter of 2001. A new sales agreement added 15,000 tons of premium business to the Park Falls, Wisconsin mill.

Norscan pulp producer inventories declined 354,000 tonnes during the quarter, ending June at a two-year low of 1.343 million tonnes, 25% below June 2001. Strong shipments, combined with seasonally-related maintenance downtime, contributed to the drop. The tighter market conditions provided support for a round of price increases. Hardwood pulp list prices increased US $40 per tonne (10%) during the second quarter and an additional US $20 per tonne increase was announced for July 1. The implementation of market pulp price increases should eventually stimulate paper prices as non-integrated producers feel the impact on their cost.

European Panels

European Panels operating results improved to break-even in the second quarter of 2002 compared to a $6 million loss in the first quarter and a $5 million loss in the corresponding period in 2001. The improvement resulted from cost savings and production gains achieved through margin improvements together with firmer product prices. EBITDA of $9 million in the second quarter of 2002 was the highest quarterly contribution in two years. European Panels accounted for 14% of Nexfor's total net sales in the second quarter of 2002 versus 15% in the corresponding period in 2001.

MDF production increased 31% from the first quarter. One of the two MDF lines at Cowie, Scotland was shut through the first seven weeks of 2002 due to market weakness. Mill nets were up 5%, and manufacturing costs down 12% relative to the first quarter of 2002. Costs improved due to energy and resin savings and full operation of both lines.

The new particleboard flooring line at Cowie continued to ramp up well through the second quarter, achieving 90% of design capacity in June. A second particleboard line was closed permanently in late February. Although sales volumes are coming under pressure, Nexfor has strong brand recognition and a 50% share of the U.K. flooring market.



While price competition has hindered the lamination business, Nexfor continues to benefit from the consolidation of its laminating activities in the second quarter of 2001. Benefits are also accruing at the South Molton, England value-added facility where product lines have been streamlined and manpower reduced. Sales and production of panels for the kitchen market in the second quarter of 2002 were ahead of the strong first quarter and continue to grow.

Manufacturing costs were at record monthly lows in both May and June at the Inverness, Scotland OSB mill. OSB production was unchanged from the first quarter of 2002, despite a nine-day annual maintenance shut in April, as a result of improved line efficiencies. Average mill nets increased 6% from the first quarter. Current OSB prices, however, are still 30% below averages realized in 2000. Manufacturing costs were down 5% from the first three months of 2002, benefiting from improved usage rates for wood and energy.

Margin Improvements

The Margin Improvement Program (MIP) is on track to deliver the planned benefits of at least $47 million in 2002 relative to 2001 measured at constant prices and exchange rates. Initiatives in the first half of the year contributed $32 million. Approximately 70% of the $32 million contribution is attributed to mix and volume and 30% to cost.

Capital Investments

Capital investments totaled $22 million in the first half of 2002, down sharply from $80 million invested in the first six months of 2001. The Company intends to maintain tight control over capital investments during the remainder of 2002.

Common Dividends

The Board of Directors declared a quarterly dividend of $0.10 per common share, payable on September 21, 2002 to shareholders of record on September 1, 2002. Common shareholders may participate in Nexfor's Dividend Reinvestment Plan.

Nexfor Profile

Nexfor Inc. is a North American producer of building materials including oriented strand board (OSB), medium density fibreboard (MDF), hardwood plywood, lumber, I-joists, specialty papers and pulp. It is also the United Kingdom's largest producer of wood-based panels, including OSB, MDF, particleboard and value added products. The Company is publicly traded on The Toronto Stock Exchange under the stock symbol: **NF**. Additional information on Nexfor is available on the Company's website at www.nexfor.com.

-30-



Conference Call

Nexfor will hold a conference call for investors on Wednesday July 24, 2002 at 10:00 a.m. EDT. Access to an audio webcast of the conference call will be available at Nexfor's website at www.nexfor.com and by Canada Newswire at www.newswire.ca. A replay of the call will be available from July 24 at 12 p.m. EDT through August 3 by calling 1-800-408-3053 and entering the access code 1218246. Audio playback will be available on the Nexfor website.

The foregoing contains a review of developments that impacted on Nexfor's performance during the second quarter of 2002. Forward looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Contact:

Charles Gordon
Vice President, Corporate Affairs
(416) 643-8836

Media Release

NEXFOR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

($ millions, except per share information)	Quarter Ended Jun 29 2002	Mar 30 2002
EARNINGS		
Net Sales	**$ 603**	$ 529
Operating costs:		
Cost of sales	**501**	457
Depreciation	**49**	42
Selling, general and administrative (note 2)	**24**	23
	574	522
Operating earnings	**29**	7
Interest and other income	**3**	2
Interest expense	**(14)**	(11)
Income tax recovery (expense)	**(1)**	6
Earnings	**$ 17**	$ 4
Earnings per common share		
- Basic	**$ 0.12**	$ 0.02
- Diluted	**$ 0.12**	$ 0.02
Common shares (in millions) used to determine		
- Basic earnings per share	**141.7**	141.0
- Diluted earnings per share	**142.0**	141.3
RETAINED EARNINGS		
Balance, beginning of period	**$ 293**	$ 304
Earnings	**17**	4
Preferred share dividends	**-**	(1)
Common share dividends	**(14)**	(14)
Balance, end of period	**$ 296**	$ 293

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

($ millions, except per share information)	Three Months Ended Jun 29 2002	Three Months Ended Jun 30 2001	Six Months Ended Jun 29 2002	Six Months Ended Jun 30 2001
EARNINGS				
Net Sales	**$ 603**	$ 529	**$1,132**	$1,044
Operating costs:				
Cost of sales	**501**	445	**958**	909
Depreciation	**49**	35	**91**	71
Selling, general and administrative (note 2)	**24**	24	**47**	46
	574	504	**1,096**	1,026
Operating earnings	**29**	25	**36**	18
Interest and other income	**3**	2	**5**	5
Interest expense	**(14)**	(13)	**(25)**	(26)
Income tax recovery (expense)	**(1)**	-	**5**	12
Earnings	**$ 17**	$ 14	**$ 21**	$ 9
Earnings per common share				
- Basic	**$0.12**	$ 0.10	**$ 0.14**	$ 0.05
- Diluted	**$0.12**	$ 0.10	**$ 0.14**	$ 0.05
Common shares (in millions) used to determine				
- Basic earnings per share	**141.7**	140.2	**141.4**	140.2
- Diluted earnings per share	**142.0**	140.5	**141.8**	140.4
RETAINED EARNINGS				
Balance, beginning of period	**$ 293**	$ 325	**$ 304**	$ 345
Earnings	**17**	14	**21**	9
Preferred share dividends	**-**	(1)	**(1)**	(2)
Common share dividends	**(14)**	(14)	**(28)**	(28)
Balance, end of period	**$ 296**	$ 324	**$ 296**	$ 324

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

($ millions, except book value per common share)	Jun 29 2002	Dec 31 2001
ASSETS		
Current assets:		
Cash and short-term notes	**$ 169**	$ 182
Temporary investments	**78**	78
Accounts receivable	**291**	267
Inventory	**250**	252
Future income taxes	**23**	23
	811	802
Property, plant and equipment	**2,235**	1,984
Other assets	**45**	27
	$3,091	$2,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 330**	$ 323
Current portion of long-term debt	**4**	4
	334	327
Long-term debt	**1,363**	1,077
Other liabilities	**95**	96
Future income taxes	**43**	38
Shareholders' equity	**1,256**	1,275
	$3,091	$2,813
Book Value per common share	**$ 8.40**	$ 8.62

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

($millions)	Three Months Ended Jun 29 2002	Three Months Ended Jun 30 2001	Six Months Ended Jun 29 2002	Six Months Ended Jun 30 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Earnings	**$ 17**	$ 14	**$ 21**	$ 9
Items not affecting cash:				
Depreciation	**49**	35	**91**	71
Future income taxes	**(2)**	(3)	**(10)**	(18)
Other items	**2**	(2)	**5**	(6)
Cash provided by operations	**66**	44	**107**	56
Net change in non-cash working capital balances	**44**	32	**(10)**	4
	110	76	**97**	60
INVESTMENT ACTIVITIES				
Acquisition of OSB mills (note 5)	**(402)**	-	**(402)**	-
Additions to property, plant and equipment	**(12)**	(38)	**(22)**	(80)
Investments and other	**(9)**	(15)	**(12)**	(39)
	(423)	(53)	**(436)**	(119)
FINANCING ACTIVITIES				
Issue of 8.125% debentures	**-**	-	**-**	309
Term debt repayments	**-**	(2)	**-**	(28)
Other debt incurred (repaid), net	**292**	(6)	**344**	(257)
Dividends	**(9)**	(15)	**(18)**	(30)
	283	(23)	**326**	(6)
Decrease in cash and short-term notes	**$ (30)**	$ -	**$ (13)**	$ (65)

(See accompanying notes)

NEXFOR INC.
SHIPMENTS

(unaudited)

	Three Months Ended		Six Months Ended	
	Jun 29 2002	Jun 30 2001	**Jun 29 2002**	Jun 30 2001
North American Building Materials				
OSB (MMsf-1/16")	**4,527**	2,166	**7,252**	4,207
MDF (MMsf-1/16")	**257**	249	**487**	484
Plywood (MMsf-1/16")	**132**	124	**252**	247
Lumber (MMfbm)	**179**	162	**338**	318
I-joist (MMlf)	**9**	8	**17**	13
Paper and Pulp				
Fine paper (k tonnes)	**85**	90	**167**	192
Groundwood paper (k tonnes)	**44**	47	**90**	95
Paperboard (k tonnes)	**13**	12	**26**	25
Pulp (k tonnes)	**58**	58	**117**	108
European Panels				
OSB (MMsf-1/16")	**451**	426	**881**	828
Particleboard (MMsf-1/16")	**824**	838	**1,738**	1,811
MDF (MMsf-1/16")	**587**	516	**1,171**	1,099

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED SEGMENTED INFORMATION

(unaudited)

($ millions)	Three Months Ended Jun 29 2002	Three Months Ended Jun 30 2001	Six Months Ended Jun 29 2002	Six Months Ended Jun 30 2001
Net sales				
North American Building Materials	**$ 294**	$ 202	**$ 507**	$ 358
Paper and Pulp	**225**	247	**455**	519
European Panels	**84**	80	**170**	167
Total net sales	**$ 603**	$ 529	**$1,132**	$1,044
Operating earnings (loss)				
North American Building Materials	**$ 38**	$ 34	**$ 57**	$ 30
Paper and Pulp	**(9)**	(4)	**(15)**	2
European Panels	**-**	(5)	**(6)**	(14)
Total operating earnings	**$ 29**	$ 25	**$ 36**	$ 18

(See accompanying notes)

NEXFOR INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

($ millions)

Note 1 – BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited financial statements, except as disclosed in note 2. These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended December 31, 2001.

Note 2 – CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company began accounting for its stock option plans in accordance with Recommendations promulgated by the Canadian Institute of Chartered Accountants. These Recommendations have been applied retroactively for stock options that can be settled in cash and prospectively for options that are direct awards of stock. Prior years have not been restated and there is no impact to opening retained earnings as a result of adopting these Recommendations.

The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for options that are to be settled in cash is measured at their intrinsic value, which is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option. This compensation expense is recognized over the vesting period on a pro rata basis. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation expense. Compensation expense for options that are direct awards of stock is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period.

During the second quarter of 2002, the Company recognized $ nil in compensation expense related to stock options. For the first quarter of 2002 the Company recognized $1 in compensation expense related to stock options, which is included in selling, general and administrative costs in the statement of earnings.

NEXFOR INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

($ millions)

Note 3 – INCOME TAXES

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		Six Months Ended	
	Jun 29 2002	Jun 30 2001	**Jun 29 2002**	Jun 30 2001
Current income tax expense	**$ 3**	$ 3	**$ 5**	$ 6
Future income tax recovery	**(2)**	(3)	**(10)**	(18)
Income tax expense (recovery)	**$ 1**	$ -	**$ (5)**	$ (12)

Note 4 – COUNTERVAILING AND ANTIDUMPING DUTIES

On May 16, 2002 the US International Trade Commission (ITC) ruled on the countervail duty (CVD) and antidumping duty (ADD) announced by the US Department of Commerce on March 22, 2002. The impact of the ITC ruling is that the CVD of 18.8% and ADD of 8.4% will only apply to shipments of lumber to the US after May 22, 2002. Consequently, during the second quarter $8 of previously accrued duties were reversed. From May 22, 2002 onward, the Quebec mills will be subject to both the CVD and ADD, while the New Brunswick mills will only be subject to ADD. The total paid or accrued for CVD and ADD for the six months ended June 29, 2002 is $2.

Nexfor and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments (Canadian Interests) categorically deny the US allegations and strongly disagree with the rulings made by the ITC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute and have launched an appeal under the North American Free Trade Agreement (NAFTA) and to the World Trade Organization (WTO). Canadian Interests continue to pursue a negotiated settlement. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

NEXFOR INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

($ millions)

Note 5 – ACQUISITIONS

In April 2002, the Company purchased three OSB mills for cash consideration of $402 (US$250). Two of the mills are located in Texas and one mill is located in Georgia. The allocation of the purchase price is as follows:

Non-cash working capital	$ 13
Property, plant and equipment	389
	$ 402

The purchase was funded from a $240 (US$150) bridge loan, $105 of cash and the balance from existing credit facilities.

In May 2002, the Company purchased a paper mill and a pulp mill in New Hampshire for a nominal amount. The mills, which had been shut since August 2001, will be restarted in phases through May 2003. Coincident with this purchase, the Company entered a 10-year power purchase agreement with a related company for the supply of power to these two mills at market rates.

Note 6 – LONG-TERM DEBT

During the second quarter, the Company renewed $350 of bank credit facilities for a three-year term bringing the total committed long-term credit facilities to $507, of which $309 is drawn or used to support the Company's outstanding commercial paper. In addition, the Company arranged a $152 (US$100) two-year subordinated loan facility with a related company at market terms. During the second quarter the Company paid $1 to the related company for services rendered.

Subsequent to quarter end, the Company issued $382 (US$250) of 7.25% debentures, maturing July 2012. The proceeds were used to repay the outstanding bridge loan and other indebtedness. In conjunction with the issue of debentures, the Company entered into interest rate swap agreements of $382 (US$250), which effectively convert the interest expense on the debentures from the 7.25% fixed rate to floating rates. The terms of the swaps correspond to the terms of the debentures.